UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

ICZOOM GROUP INC.

(Exact name of registrant as specified in its charter)

Units 1703, Tins’ Centre Block III

3 Hung Cheung Road, Tuen Mun

New Territories, Hong Kong 999077

Tel: 00852 - 23510522

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

EXPLANATORY NOTE

ICZOOM Group Inc., a Cayman Islands exempted company (the “Company”) is furnishing this Form 6-K to provide six-month interim financial statements.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of December 31, 2022 and for the Six Months Ended December 31, 2022 and 2021.
99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Interim Consolidated Financial Statements for the Six Months Ended December 31, 2022 and 2021.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.

Date: June 20, 2023	By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

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